PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 434 to
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated December 5, 2007
Rule 424(b)(2)
$5,000,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Trigger PLUS due December 12, 2011
Based on the Performance of a Basket Composed of Ten Commodities
Trigger Performance Leveraged Upside SecuritiesSM
Unlike ordinary debt securities, the Trigger PLUS do not pay interest and do not guarantee any return of principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of Trigger PLUS that you hold an amount in cash based upon the performance of a weighted basket composed of ten commodities (Copper Grade-A, which we refer to as copper, Soybean-CBOT, which we refer to as soybeans, Sugar #11 (World)-NYBOT, which we refer to as sugar, High Grade Primary Aluminum, which we refer to as aluminum, natural gas, Primary Nickel, which we refer to as nickel, West Texas Intermediate light sweet crude oil, which we refer to as WTI crude oil, gold, platinum and Wheat-CBOT, which we refer to as wheat), each of which we refer to as a basket commodity and, collectively, as the basket commodities.
•	The stated principal amount of each Trigger PLUS is $1,000.
•	We will not pay interest on the Trigger PLUS.
•	At maturity, you will receive an amount per Trigger PLUS based on the change in the value of the basket.
º
If the basket percent increase is greater than 0%, you will receive for each $1,000 stated principal amount of Trigger PLUS that you hold a payment at maturity equal to $1,000 plus the leveraged upside payment.  The leveraged upside payment will equal the product of (i) $1,000 times (ii) the basket percent increase times (iii) 110%, which we refer to as the leverage factor.

º
If the basket performance factor is less than or equal to 100% but greater than 75%, you will receive for each $1,000 stated principal amount of Trigger PLUS that you hold a payment at maturity equal to the $1,000 stated principal amount of the Trigger PLUS.

º
If the basket performance factor is less than or equal to 75%, you will receive for each $1,000 stated principal amount of Trigger PLUS, $1,000 times the basket performance factor, which will be will be an amount that is at least $250 less than the $1,000 stated principal amount of the Trigger PLUS and which could be significantly less.

•
The basket percent increase will equal the sum of the products of the (i) the final average basket commodity price for each basket commodity minus the initial basket commodity price for such basket commodity divided by the initial basket commodity price for such basket commodity times (ii) the basket weight for such basket commodity.

•
The basket performance factor will equal the sum of the products of (i) the final average basket commodity price for each basket commodity divided by the initial basket commodity price for such basket commodity times (ii) the basket weight for such basket commodity.

º
The basket commodity price on any date will equal: (i) for aluminum, copper and nickel, the official cash offer price per metric ton for delivery on such date, (ii) for gold, the official afternoon fixing price per troy ounce, (iii) for platinum, the official afternoon fixing price per troy ounce gross for delivery in Zurich through a member of the London Platinum and Palladium Market authorized to effect such delivery, (iv) for WTI crude oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the last nearby month contract, the second nearby month contract) per barrel of WTI crude oil, (v) for natural gas, the official settlement price per one million British thermal units of the near-month futures contract for natural gas, (vi) for soybeans and wheat, the official settlement price per bushel of soybeans or wheat, as applicable, of the first nearby month futures contract and (vii) for sugar, the official settlement price per pound of sugar cane of the first nearby month futures contract, in each case as stated in U.S. dollars, except for soybeans, sugar and wheat, which are stated in U.S. cents, and in each case as determined, made public or disseminated, as applicable, by the relevant exchange on such date.

º	The initial price for each basket commodity will equal the basket commodity price of such basket commodity on the pricing date.
º
The final average basket commodity price for each basket commodity will be the arithmetic average of the prices for such basket commodity on each trading day during the period from and including November 7, 2011 through and including December 6, 2011 on which there is no market disruption event with respect to the such basket commodity, which we refer to as the averaging dates.

º
The basket weight for each basket commodity will equal (i) in the case of copper, soybeans and sugar, 12.5%, (ii) in the case of aluminum, natural gas, nickel and WTI crude oil, 10%, and (iii) in the case of gold, platinum and wheat, 7.5%.

•	Investing in the Trigger PLUS is not equivalent to investing in the basket or the basket commodities.
•	The Trigger PLUS will not be listed on any securities exchange.
•	The CUSIP number for the Trigger PLUS is 617446Y60.
You should read the more detailed description of the Trigger PLUS in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Trigger PLUS.”
The Trigger PLUS are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-11.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER TRIGGER PLUS

	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Trigger PLUS	$1,000	$20	$980
Total	$5,000,000	$100,000	$4,900,000
(1)  For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.
MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the Trigger PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the Trigger PLUS, see the section of this pricing supplement called “Description of Trigger PLUS–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Trigger PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The Trigger PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Trigger PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The Trigger PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Trigger PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the Trigger PLUS to the public in Hong Kong as the Trigger PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Trigger PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kongother than (i) with respect to the Trigger PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The Trigger PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the Trigger PLUS nor make the Trigger PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Trigger PLUS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the Trigger PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Trigger PLUSSM we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The Trigger PLUS offered are medium-term debt securities of Morgan Stanley.  The return on the Trigger PLUS at maturity is based on the performance, as determined at on the final averaging date, of a weighted basket composed of ten commodities (Copper Grade-A, Soybean-CBOT, Sugar #11 (World)-NYBOT, High Grade Primary Aluminum, natural gas, Primary Nickel, West Texas Intermediate light sweet crude oil, gold, platinum and Wheat-CBOT), each of which we refer to as a basket commodity.

Each Trigger PLUS costs $1,000
We, Morgan Stanley, are offering Trigger Performance Leveraged Upside SecuritiesSM due December 12, 2011, Based on the Performance of a Basket Composed of Ten Commodities, which we refer to as the Trigger PLUS.  The stated principal amount and issue price of each Trigger PLUS is $1,000.

The original issue price of the Trigger PLUS includes the agent’s commissions paid with respect to the Trigger PLUS and the cost of hedging our obligations under the Trigger PLUS.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the Trigger PLUS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Trigger PLUS.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Trigger PLUS—Use of Proceeds and Hedging.”

No guaranteed return of principal; no interest
Unlike ordinary debt securities, the Trigger PLUS do not pay interest and do not guarantee any return of principal at maturity.  If the value of the basket has decreased by 25% or more from its initial value, we will pay to you an amount in cash per Trigger PLUS that is at least 25% less than the $1,000 stated principal amount of each Trigger PLUS and will be an amount proportionate to the decrease in the value of the basket from its initial value as expressed by the basket performance factor.  The basket performance factor is the sum of the products of (i) the final average basket commodity price for each basket commodity divided by the initial basket commodity price for such basket commodity times (ii) the basket weight for such basket commodity.  The final average basket commodity price for each basket commodity will be the arithmetic average of the prices for such basket commodity on each trading day during the period from and including November 7, 2011 through and including December 6, 2011, which we refer to as the averaging dates.  See “Description of Trigger PLUS—Averaging Dates.”  The scheduled averaging dates may be adjusted in the event of non-trading days or market disruption events as described in “Description of Trigger PLUS—Averaging Dates.”

The basket
We have designed the Trigger PLUS to provide investors with a diversified exposure to commodities, with an emphasis on energy, metals and agricultural commodities.  The following table sets forth the basket commodities, the initial price and the percentage weighting of each basket commodity within the basket:

Basket Commodity	Initial Price	Basket Weight
Copper-Grade A (“copper”)	$6,551.00	12.5%
Soybean-CBOT (“soybeans”)	1,099.50¢	12.5%
Sugar #11 (World)-NYBOT (“sugar”)	9.85¢	12.5%
High Grade Primary Aluminum (“aluminum”)	$2,403.50	10.0%
Natural Gas	$7.185	10.0%
Primary Nickel (“nickel”)	$25,600.00	10.0%
West Texas Intermediate light sweet crude oil (“WTI crude oil”)	$87.49	10.0%
Gold	$793.00	7.5%
Platinum	$1,468.00	7.5%
Wheat-CBOT (“wheat”)	885.00¢	7.5%

Payment at maturity based on the performance of the basket
At maturity, you will receive for each $1,000 stated principal amount of Trigger PLUS that you hold an amount in cash based upon the performance of the weighted basket.  The payment at maturity will be determined on the final averaging date as follows:

• If the basket percent increase is greater than 0%, you will receive for each $1,000 stated principal amount of Trigger PLUS that you hold a payment at maturity equal to:
$1,000 + the leveraged upside payment,

where,

leveraged upside payment	=	$1,000	x	basket percent increase	x	leverage factor

and

basket percent increase	=
The sum of the products of (i) the final average basket commodity price for each basket commodity minus the initial basket commodity price for such basket commodity divided by the initial basket price for such basket commodity times (ii) the basket weight for such basket commodity

and

leverage factor	=	110%

and where,

Final average basket commodity price	=
The arithmetic average of the basket commodity price for such basket commodity on each trading day during the period from and including November 7, 2011 through and including December 6, 2011 on which there is no market disruption event in respect of such basket commodity.

Initial basket commodity price	=	For each basket commodity, the basket commodity price on the pricing date.

The basket commodity price on any date will equal: (i) for aluminum, copper and nickel, the official cash offer price per metric ton for delivery on such date, (ii) for gold, the official afternoon fixing price per troy ounce, (iii) for platinum, the official afternoon fixing price per troy ounce gross for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, (iv) for WTI crude oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the last nearby month contract, the second nearby month contract) per barrel of WTI crude oil, (v) for natural gas, the official settlement price per one million British thermal units of the near-month futures contract for natural gas, (vi) for soybeans and wheat, the official settlement price per bushel of soybeans or wheat of the first nearby month futures contract, provided that if such date is within 14 calendar days of the last trading day of the first nearby month futures contract, the calculation agent shall look to the second nearby month futures contract official settlement price and (vii) for sugar, the official settlement price per pound of sugar cane of the first nearby month futures contract, provided that if such date is within 14 calendar days of the last trading day of the first nearby month futures contract, the calculation agent shall look to the second nearby month futures contract official settlement price, in each case as stated in U.S. dollars, except for soybeans, sugar and wheat, which are stated in U.S. cents, and, in each case, as determined, made public or disseminated, as applicable, by the relevant exchange on such date.

•  If the basket performance factor is less than or equal to 100% but greater than 75%, you will receive for each Trigger PLUS that you hold a payment at maturity equal to the stated principal amount of $1,000:

• If the basket performance factor is less than or equal to 75%, you will receive for each $1,000 stated principal amount of Trigger PLUS that you hold a payment at maturity equal to:

$1,000	x	the basket performance factor

where,

the basket performance factor	=
The sum of the products of (i) the final average basket commodity price for each basket commodity divided by the initial basket commodity price for such basket commodity times (ii) the basket weight for such basket commodity

Because the basket performance factor will be less than or equal to 75%, this payment will be less than or equal to $750, or 75% of the stated principal amount of $1,000 per Trigger PLUS.

Because the performance of the basket commodities may not be highly correlated, decreases in or insufficient increases in the price of any one or more of the basket commodities could wholly offset increases in the price of other basket commodities.

On PS-7, we have provided a graph titled “Hypothetical Payouts on the Trigger PLUS at Maturity,” which illustrates the performance of the Trigger PLUS at maturity assuming a range of hypothetical basket performances.  The graph does not show every situation that may occur.

You can review a graph of the historical performance of the basket for the period from January 1, 2002 to December 5, 2007 (assuming that each of the basket commodities is weighted in the basket as described above) and a table of the historical prices and related graphs of each of the basket commodities for each calendar quarter in the period from January 1, 2002 through December 5, 2007 in this pricing supplement under “Description of Trigger PLUS—Historical Graph” and “—Historical Information.” You cannot predict the future performance of the basket commodities or of the basket as a whole, or whether increases in the price of any of the basket commodities will be offset by decreases in the price of other basket commodities, based on their historical performance.

Investing in the Trigger PLUS is not equivalent to investing in the basket or any of the basket commodities.

MSCS will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Services Inc. or its successors, which we refer to as MSCS, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MSCS has determined the initial prices and will determine the final average prices for each basket commodity and whether a market disruption event has occurred and calculate the basket percent increase or the basket performance factor, the payment to you at maturity and, under certain circumstances, the prices of the basket commodities.

Where you can find more information on the Trigger PLUS
The Trigger PLUS are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007 and prospectus dated January 25, 2006.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Securities.”

Because this is a summary, it does not contain all of the information that may be important to you.  For a detailed description of the terms of the Trigger PLUS, you should read the “Description of Trigger PLUS” section in this pricing supplement.  You should also read about some of the risks involved in investing in Trigger PLUS in the section called “Risk Factors.”  The tax treatment of investments in commodity-linked notes such as these may differ from that of investments in ordinary debt securities or common stock.  See the section of this pricing supplement called “Description of Trigger PLUS—United States Federal Income Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the Trigger PLUS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE TRIGGER PLUS AT MATURITY

For each Trigger PLUS, the following graph illustrates the payout on the Trigger PLUS at maturity for a range of hypothetical changes in the value of the basket.  The PLUS Zone illustrates the leveraging effect of the leverage factor and the Trigger Zone illustrates the effect of the trigger feature.  The graph is based on the following terms:

• Stated principal amount per Trigger PLUS:	$1,000
• Leverage factor:	110%
Where the basket percent increase is positive, the payouts on the Trigger PLUS at maturity reflected in the graph below are equal to $1,000 plus the leveraged upside payment.  Where the basket performance factor is less than or equal to 100% but greater than 75%, the payouts on the Trigger PLUS at maturity reflected in the graph below are equal to the stated principal amount of $1,000.  Where the basket performance factor is less than or equal to 75%, the payouts on the Trigger PLUS at maturity reflected in the graph are equal to $1,000 times the basket performance factor, and are consequently amounts less than or equal to $750, or 75% of the $1,000 stated principal amount of each Trigger PLUS.  The graph does not show every situation that may occur.

The Basket
The Trigger PLUS
PLUS Zone
$1,000 Stated Principal Amount
Trigger Zone
Trigger Level of 75%
Payment at Maturity on the Trigger PLUS
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
-100%
-90%
-80%
-70%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
-25%
Percentage Change in Basket Value

Presented below are three examples showing how the payout on the Trigger PLUS is calculated based on hypothetical initial and final average prices for each basket commodity.  Initial and final prices used in the examples below are hypothetical and do not reflect the actual prices.

Example 1: Basket percent increase is positive

Leverage factor = 110%

Basket Commodity	Basket Weight	Hypothetical Initial Basket Commodity Price	Hypothetical Final Average Basket Commodity Price	Performance
Copper	12.5%	$6,900	$7,590	+10%
Soybeans	12.5%	1,000¢	1,100¢	+10%
Sugar	12.5%	10.00¢	11.00¢	+10%
Aluminum	10.0%	$2,500	$2,750	+10%
Natural Gas	10.0%	$8.00	$8.80	+10%
Nickel	10.0%	$33,000	$36,300	+10%
WTI Crude Oil	10.0%	$90.00	$99.00	+10%
Gold	7.5%	$800	$880	+10%
Platinum	7.5%	$1,400	$1,540	+10%
Wheat	7.5%	750¢	825¢	+10%

Basket percent increase = Sum of the products for each basket commodity of (i) the final average basket commodity price minus the initial basket commodity price divided by the initial basket commodity price and
(ii) the applicable basket weighting

[(final average copper price – initial copper price) / initial copper price] x 12.5%, plus

[(final average soybean price – initial soybean price) / initial soybean price] x 12.5%, plus

[(final average sugar price – initial sugar price) / initial sugar price] x 12.5%, plus

[(final average aluminum price – initial aluminum price) / initial aluminum price] x 10.0%, plus

[(final average natural gas price – initial natural gas price) / initial natural gas price] x 10.0%, plus

[(final average nickel price – initial nickel price) / initial nickel price] x 10.0%, plus

[(final average WTI crude oil price – initial WTI crude oil price) / initial WTI crude oil price] x 10.0%, plus

[(final average gold price – initial gold price) / initial gold price] x 7.5%, plus

[(final average platinum price – initial platinum price) / initial platinum price] x 7.5%, plus

[(final average wheat price – initial wheat price) / initial wheat price] x 7.5%

So, using the hypothetical prices above,

[($7,590 – $6,900) / $6,900] x 12.5%  =  1.25%, plus

[(1,100¢– 1,000¢) / 1,000¢] x 12.5% = 1.25%, plus

[(11.00¢– 10.00¢) / 10.00¢] x 12.5% = 1.25%, plus

[($2,750 – $2,500) / $2,500] x 10.0%  =  1.00%, plus

[($8.80 – $8.00) / $8.00] x 10.0%  =  1.00%, plus

[($36,300 – $33,000) / $33,000] x 10.0% = 1.00%, plus

[($99.00 – $90.00 / $90.00] x 10.0%  =  1.00%, plus

 [($880 – $800) / $800] x 7.5% = 0.75%, plus

[($1,540- $1,400) / $1,400] x 7.5% = 0.75%, plus

[(825¢– 750¢) / 750¢] x 7.5% = 0.75%

equals
Basket percent increase   =   10.00%

Payment at maturity = $1,000 + leverage upside payment
Leverage upside payment = $1,000 x basket percent increase x leverage factor = $1,000 x 10% x 110% = $110
Payment at maturity = $1,110

Example 2: The basket performance factor is less than or equal to 100% but greater than 75%

Basket Commodity	Basket Weight	Hypothetical Initial Basket Commodity Price	Hypothetical Final Average Basket Commodity Price	Performance
Copper	12.5%	$6,900	$7,590	+10%
Soybeans	12.5%	1,000¢	500¢	-50%
Sugar	12.5%	10¢	5¢	-50%
Aluminum	10.0%	$2,500	$2,750	+10%
Natural Gas	10.0%	$8.00	$4.00	-50%
Nickel	10.0%	$33,000	$36,300	+10%
WTI Crude Oil	10.0%	$90.00	$58.50	-35%
Gold	7.5%	$800	$880	+10%
Platinum	7.5%	$1,400	$1,540	+10%
Wheat	7.5%	750¢	375¢	-50%

Basket performance factor = Sum of the products for each basket commodity of
(i) the final average basket commodity price divided by the
initial basket commodity price and (ii) the applicable basket weighting

(final average copper price / initial copper price) x 12.5%, plus

(final average soybean price / initial soybean price) x 12.5%, plus

(final average sugar price / initial sugar price) x 12.5%, plus

(final average aluminum price / initial aluminum price) x 10.0%, plus

(final average natural gas price  / initial natural gas price) x 10.0%, plus

(final average nickel price / initial nickel price) x 10.0%, plus

(final average WTI crude oil price / initial WTI crude oil price) x 10.0%, plus

(final average gold price / initial gold price) x 7.5%, plus

(final average platinum price / initial platinum price) x 7.5%, plus

(final average wheat price / initial wheat price) x 7.5%

So, using the hypothetical prices above,

($7,590 / $6,900) x 12.5%  = 13.75%, plus

(500¢ / 1,000¢) x 12.5% = 6.25%, plus

(5.00¢ / 10.00¢) x 12.5% = 6.25%, plus

($2,750 / $2,500) x 10.0%  =  11.0%, plus

($4.00 / $8.00) x 10.0%  =  5.0%, plus

($36,300 / $33,000) x 10.0% = 11.0%, plus

($58.50 / $90.00) x 10.0%  =  6.5%, plus

($880 / $800) x 7.5% = 8.25%, plus

($1,540 / $1,400) x 7.5% = 8.25%, plus

(375¢ / 750¢) x 7.5% = 3.75%,

equals
Basket performance factor = 80.0%

Payment at Maturity = $1,000
Because the basket performance factor is less than or equal to 100% but greater than 75%, the investor receives the stated principal amount of $1,000 at maturity for each Trigger PLUS.

Example 3: The basket performance factor is less than or equal to 75%

Basket Commodity	Basket Weight	Hypothetical Initial Basket Commodity Price	Hypothetical Final Average Basket Commodity Price	Performance
Copper	12.5%	$6,900	$7,590	+10%
Soybeans	12.5%	1,000¢	500¢	-50%
Sugar	12.5%	$10¢	5¢	-50%
Aluminum	10.0%	$2,500	$2,750	+10%
Natural Gas	10.0%	$8.00	$2.40	-70%
Nickel	10.0%	$33,000	$36,300	+10%
WTI Crude Oil	10.0%	$90.00	$27.00	-70%
Gold	7.5%	$800	$880	+10%
Platinum	7.5%	$1,400	$1,540	+10%
Wheat	7.5%	750¢	375¢	-50%

Basket performance factor = Sum of the products for each basket commodity of
(i) the final average basket commodity price divided by the initial basket commodity price and
(ii) the applicable basket weighting

(final average copper price / initial copper price) x 12.5%, plus

(final average soybean price / initial soybean price) x 12.5%, plus

(final average sugar price / initial sugar price) x 12.5%, plus

(final average aluminum price / initial aluminum price) x 10.0%, plus

(final average natural gas price  / initial natural gas price) x 10.0%, plus

(final average nickel price / initial nickel price) x 10.0%, plus

(final average WTI crude oil price / initial WTI crude oil price) x 10.0%, plus

(final average gold price / initial gold price) x 7.5%, plus

(final average platinum price / initial platinum price) x 7.5%, plus

(final average wheat price / initial wheat price) x 7.5%

So, using the hypothetical prices above,

($7,590 / $6,900) x 12.5%  = 13.75%, plus

(500¢ / 1,000¢) x 12.5% = 6.25%, plus

(5.00¢ / 10.00¢) x 12.5% = 6.25%, plus

($2,750 / $2,500) x 10.0%  =  11.0%, plus

($2.40 / $8.00) x 10.0%  =  3.0%, plus

($36,300 / $33,000) x 10.0% = 11.0%, plus

($27.00 / $90.00) x 10.0%  =  3.0%, plus

($880 / $800) x 7.5% = 8.25%, plus

($1,540 / $1,400) x 7.5% = 8.25%, plus

(375¢ / 750¢) x 7.5% = 3.75%

equals
Basket performance factor = 74.5%

Payment at maturity = $1,000 x basket performance factor = $1,000 times 74.5% = $745.00

In Example 3 above, the final prices of copper, aluminum, nickel, gold and platinum (with a combined basket weight of 47.5%) are higher than their respective initial prices, but the final prices of soybeans, sugar, natural gas, WTI crude oil and wheat are all lower.  Accordingly, the positive performance of five basket commodities is more than offset by the negative performance of the five other basket commodities whose prices declined.  Therefore, the basket performance factor is less than or equal to 75% and, under this scenario, the Trigger PLUS will redeem for less than the stated principal amount by an amount proportionate to the negative performance of the basket.

RISK FACTORS

The Trigger PLUS are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the Trigger PLUS do not pay interest or guarantee any return of principal at maturity.  This section describes the most significant risks relating to the Trigger PLUS.  You should carefully consider whether the Trigger PLUS are suited to your particular circumstances before you decide to purchase them.

Trigger PLUS do not pay interest or guarantee any return of principal
The terms of the Trigger PLUS differ from those of ordinary debt securities in that we will not pay you interest on the Trigger PLUS or guarantee to pay you the stated principal amount of the Trigger PLUS at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of Trigger PLUS that you hold an amount in cash based upon the basket percent increase or the basket performance factor.  If the basket performance factor is less than or equal to 75%, you will receive an amount in cash at maturity that is less than or equal to $750, or 75% of the $1,000 stated principal amount of each Trigger PLUS, and will be an amount proportionate to the decrease in the value of the basket.  See “Hypothetical Payouts on the Trigger PLUS at Maturity” on PS–7.

The Trigger PLUS will not be listed
The Trigger PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Trigger PLUS.  Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., currently intends to act as a market maker for the Trigger PLUS but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Trigger PLUS easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the Trigger PLUS, the price at which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Trigger PLUS.

Market price of the Trigger PLUS may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will also influence the value of the Trigger PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Trigger PLUS in the secondary market, including:

• the price of each of the basket commodities at any time and, in particular, on the averaging dates,
• the market prices of the basket commodities and futures contracts on such basket commodities, and the volatility of such prices,
• trends of supply and demand for the basket commodities at any time,
• interest and yield rates in the market,

•  geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the basket commodities or commodities markets generally and which may affect the final average prices of the basket commodities,

• the time remaining until the Trigger PLUS mature, and
• our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your Trigger PLUS prior to maturity.  For example, you may have to sell your Trigger PLUS at a substantial discount from the stated principal amount if the weighted prices of the basket commodities have in the aggregate decreased at the time of sale or if market interest rates rise.  You cannot predict the future performance of any of the basket commodities based on their historical performance.  The basket performance factor may be less than or equal to 75% so that you will receive at maturity an amount that is less than or equal to $750, or 75% of the $1,000 stated principal amount of each Trigger PLUS, and will be an amount proportionate to the decrease in the value of the basket.  In addition, there can be no assurance that the basket percent increase will be positive so that you will receive at maturity an amount in excess of the stated principal amount of the Trigger PLUS.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the Trigger PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Trigger PLUS, as well as the projected profit included in the cost of hedging our obligations under the Trigger PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The final average price of each basket commodity is determined on multiple averaging dates.
You will receive a payment at maturity that is greater than the stated principal amount of the Trigger PLUS only if the weighted sum of the final arithmetic averages of the prices of the basket commodities on the averaging dates is greater than the weighted sum of the initial prices of the basket commodities.  A basket commodity price that is higher than the initial price of such basket commodity on any one averaging date may be partially or entirely offset by a basket commodity price that is lower than the initial price of such basket commodity on any other averaging date.  Consequently, it is possible that you will receive at maturity an amount less than the stated principal amount for each Trigger PLUS you hold, even if one or more basket commodities has increased substantially in price by the final averaging date.

Prices for the basket commodities may change unpredictably and affect the value of the Trigger PLUS in unforeseeable ways
Investments, such as the Trigger PLUS, linked to the prices of commodities are considered speculative and the prices for the basket commodities may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading activities in commodities and related contracts, pestilence, technological change, weather, and agricultural, trade, fiscal, monetary and exchange control policies.  The price volatility of each basket commodity also affects the value of the futures and forward contracts related to such basket commodity and therefore its price at any such time.  These factors may affect the prices for the basket commodities and the value of your Trigger PLUS in varying ways and may cause the prices of the basket commodities to move in inconsistent directions and at inconsistent rates.

Specific commodities prices are volatile and are affected by numerous factors specific to each market
Copper

The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications.  Their availability and price will also affect demand for copper.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries.  In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Soybeans

The price of soybeans is primarily affected by the global demand for and supply of soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans, specifically, and trade, fiscal and monetary issues, more generally. Extrinsic factors also affect soybean prices such as weather, crop yields, natural disasters, pestilence, technological developments, wars and political and civil upheavals. Soy biodiesel, animal agriculture, edible soybean oil and new industrial uses are examples of major areas that may impact worldwide soybean demand. The United States, Argentina and Brazil are the three biggest suppliers of soybean crops.

Sugar

Global prices for sugar are primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates.  Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol.  Global demand for sugar is influenced by the level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol.  The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption.  Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar.  Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Aluminum

The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum.  The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

Natural Gas

Natural gas is used primarily for residential and commercial heating and in the production of electricity.  The level of global industrial activity influences the demand for natural gas.  In addition, the demand for natural gas has traditionally been cyclical, with higher demand during winter months and lower demand during relatively warmer summer months.  Seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas.  The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa.  In general, the supply of natural gas is based on competitive market forces.  Inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market.  The ability of production companies to supply natural gas is dependent on a number of factors.  Factors that affect the short term supply of natural gas include the availability of skilled workers and equipment, permitting and well development, as well as weather and delivery disruptions (e.g., hurricanes, labor strikes and wars).  In addition, production companies face more general barriers to their ability to increase in supply of natural gas, including access to land, the expansion of pipelines and the financial environment.  These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

Nickel

The price of nickel is primarily affected by the global demand for and supply of nickel, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important to demand for nickel given that the use of nickel in the manufacture of stainless steel accounts for a significant percentage of world-wide nickel demand. Growth in the production of stainless steel will therefore drive nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for nickel in various applications. Their availability and price will also affect demand for nickel.  Nickel supply is dominated by Canada and Russia.  Exports from Russia have increased in recent years. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. Low prices for nickel in the early 1990s tended to discourage such investments.

WTI Crude Oil

The price of West Texas Intermediate light sweet crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

Gold

The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official governmental sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

Platinum

Platinum prices are primarily responsive to global supply and demand.  However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum.  Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries.  Platinum is used in a variety of industries and the automotive industry.  Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum.  Platinum is also used in the chemical industry, the electronics industry and the dental industry.  The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

Wheat

Wheat is a grain commodity.  Grain prices are primarily affected by weather and crop growing conditions generally and the global demand for and supply of grain, which are driven by global grain production, population growth and economic activity.  In addition, prices for grain are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, including grains, and energy specifically and fiscal and monetary issues, more generally.  Alternative uses for grains such as energy sources or in manufacturing also drive the prices for grains.  Such alternative uses may be dependant on governmental action, such as subsidies or tariffs and technological innovation.

Extrinsic factors also affect grain prices such as natural disasters, pestilence, scientific developments, wars and political and civil upheavals.  Substitution of other commodities for grain could also impact the price of grain.

Changes in the price of one or more of the basket commodities may offset each other
Price movements in the basket commodities may not correlate with each other.  At a time when the value of one basket commodity increases, the value of the other basket commodities may not increase as much, or may even decline in value.  Therefore, in calculating the basket percent increase and the basket performance factor on the final averaging date, increases in the final average basket commodity price of one basket commodity may be moderated, or wholly offset, by lesser increases or declines in the final average basket commodity price of other basket commodities.  Furthermore, the basket is not equally weighted among the basket commodities. Significant decreases in the value of a more heavily weighted basket commodity could moderate or wholly offset increases in the values of the less heavily weighted basket commodities.

You can review a graph of the historical performance of the basket for the period from January 1, 2002 to December 5, 2007 (assuming that each of the basket commodities is weighted in the basket as described above) and a table of the historical values and related graphs of each of the basket commodities for each calendar quarter in the period from January 1, 2002 through December 5, 2007 in this pricing supplement under “Description of Trigger PLUS—Historical Graph” and “—Historical Information.”  You cannot predict the future performance of any of the basket commodities or of the basket as a whole, or whether increases in the value of any of the basket commodities will be offset by decreases in the value of other basket commodities, based on historical performance.  In addition, there can be no assurance that the basket percent increase will be positive so that you will receive at maturity an amount in excess of the stated principal amount of the Trigger PLUS.  If the basket performance factor is less than or equal to 100% but greater than 75%, you will receive at maturity an amount equal to the amount of your original investment in the Trigger PLUS.  If the basket performance factor is less than or equal to 75%, you will receive at maturity an amount that is at least 25% less than the amount of your original investment in the Trigger PLUS, and which could be significantly less.

Suspension or disruptions of the market trading in the basket commodities may adversely affect the value of the PLUS
The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  These circumstances could adversely affect the values of the basket commodities and, therefore, the value of the Trigger PLUS.

There are risks relating to the trading of metals on the London Metal Exchange
The official cash offer prices of aluminum, copper and nickel are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME.  The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts.  In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months.  As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates.  If such aberrations occur on any averaging date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of aluminum, copper and nickel, and consequently the payment to you at maturity, could be adversely affected.

There are risks relating to trading of commodities on the London Bullion Market Association and the London Platinum and Palladium Market
Gold is traded on the London Bullion Market which we refer to as the LBMA, and platinum is traded on the London Platinum and Palladium Market, which we refer to as the LPPM.  The prices of certain underlying commodities will be determined by reference to the fixing prices reported by the LBMA (in the case of gold) and the LPPM (in the case of platinum).  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  Like the LBMA, the LPPM is a self-regulatory association of bullion market participants that is not a regulated entity.  If the LBMA or the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold and the LPPM price fixings for the value of platinum may be adversely affected.  Each of the LBMA and the LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA or LPPM trading.  For example, there are no daily price limits on the LBMA or the LPPM, which would otherwise restrict fluctuations in the prices of LBMA or LPPM contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests
The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the Trigger PLUS.

As calculation agent, MSCS has determined the initial price and will determine the final average price of each basket commodity, the basket percent increase or the performance factor of the basket and will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCS in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of any closing price of a basket commodity in the event of a market disruption event, may affect the payout to you at maturity.  See the sections of this pricing supplement called “Description of Trigger PLUS—Market Disruption Event.”

The original issue price of the Trigger PLUS includes the agent’s commissions and certain costs of hedging our obligations under the Trigger PLUS.  The subsidiaries through which we hedge our obligations under the Trigger PLUS expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the agent and its affiliates could potentially affect the value of the Trigger PLUS
MS & Co. and other affiliates of ours have carried out and will continue to carry out hedging activities related to the Trigger PLUS (and to other instruments linked to the basket commodities), including trading in futures and options contracts on the basket commodities.  MS & Co. and some of our other subsidiaries also trade the basket commodities and other financial instruments related to the basket commodities on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the day we priced the Trigger PLUS for initial sale to the public could have increased the initial values for the basket commodities and, as a result, could have increased the levels at which the basket commodities must close on the averaging dates before you receive a payment at maturity that exceeds the stated principal amount on the Trigger PLUS.  Additionally, such hedging or trading activities during the term of the Trigger PLUS could potentially affect the prices of the basket commodities, including the prices on the averaging dates, and, accordingly, the amount of cash you will receive upon a sale of the Trigger PLUS or at maturity.

Although the U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain, the Trigger PLUS generally should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

You should also consider the U.S. federal income tax consequences of investing in the Trigger PLUS.  Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of investing in the Trigger PLUS supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, the Trigger PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the Trigger PLUS, the timing and character of income on the Trigger PLUS might differ significantly.  We do not plan to request a ruling from the IRS regarding the tax treatment of the Trigger PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of investing in the Trigger PLUS.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Trigger PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF TRIGGER PLUS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Trigger PLUS” refers to each $1,000 stated principal amount of our Trigger PLUS due December 12, 2011, Based on the Performance of a Basket Composed of Ten Commodities.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$5,000,000

Pricing Date	December 5, 2007

Original Issue Date (Settlement Date)	December 12, 2007

Maturity Date	December 12, 2011

Issue Price	$1,000 per Trigger PLUS

Denominations	$1,000 and integral multiples thereof

CUSIP Number	617446Y60

Interest Rate	None

Specified Currency	U.S. dollars

Basket	The Basket consists of the following Basket Commodities weighted at their respective Basket Weights as set forth in the following table:

Basket Commodity	Initial Basket Commodity Price	Basket Weight
Copper-Grade A (“Copper”)	$6,551.00	12.5%
Soybean-CBOT (“Soybean”)	1,099.50¢	12.5%
Sugar #11 (World)-NYBOT (“Sugar”)	9.85¢	12.5%
High Grade Primary Aluminum (“Aluminum”)	$2,403.50	10.0%
Natural Gas	$7.185	10.0%
Primary Nickel (“Nickel”)	$25,600.00	10.0%
West Texas Intermediate light sweet crude oil (“WTI Crude Oil”)	$87.49	10.0%
Gold	$793.00	7.5%
Platinum	$1,468.00	7.5%
Wheat-CBOT (“Wheat”)	885.00¢	7.5%

Payment at Maturity
At maturity, upon delivery of the Trigger PLUS to the Trustee, we will pay with respect to the $1,000 stated principal amount of each Trigger PLUS an amount in cash equal to (i) if the Basket Percent Increase is greater than 0%, $1,000 plus the Leveraged Upside Payment, (ii) if the Basket Performance Factor is less than or equal to 100% but greater than 75%, $1,000 or (iii) if the Basket Performance Factor is less than or equal to 75%, $1,000 times the Basket Performance Factor.

We will, or will cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 stated principal amount of each Trigger PLUS, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Trigger PLUS to the Trustee for delivery to DTC, as holder of the Trigger PLUS, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Note or Certificated Note” below, and see “The Depositary” in the accompanying prospectus supplement.

Leveraged Upside Payment	The product of (i) $1,000 and (ii) the Basket Percent Increase and (iii) the Leverage Factor.

Leverage Factor	110%

Basket Percent Increase
The Basket Percent Increase will equal the sum of the products of the (i) the Final Average Basket Commodity Price for each Basket Commodity minus the Initial Basket Commodity Price for such Basket Commodity divided by the Initial Basket Commodity Price for such Basket Commodity times (ii) the Basket Weight for such Basket Commodity.

Basket Performance Factor
The Basket Performance Factor will equal the sum of the products of (i) the Final Average Basket Commodity Price for each Basket Commodity divided by the Initial Basket Commodity Price for such Basket Commodity times (ii) the Basket Weight for such Basket Commodity.

Basket Commodity Price
The basket commodity price on any date will equal: (i) for Aluminum, Copper and Nickel, the official cash offer price per metric ton for delivery on such date, (ii) for Gold, the official afternoon fixing price per troy ounce, (iii) for Platinum, the official afternoon fixing price per troy ounce gross for delivery in Zurich through a member of the LPPM authorized to effect such delivery, (iv) for WTI Crude Oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the last nearby month contract, the second nearby month contract) per barrel of WTI crude oil, (v) for Natural Gas, the official settlement price per one million British thermal units of the near-month futures contract for natural gas, (vi) for Soybeans and Wheat, the official settlement price per bushel of soybeans or wheat of the first nearby month futures contract, provided that if such date is within 14 calendar days of the last trading day of the first nearby month futures contract, the Calculation Agent shall look to the second nearby month futures contract official settlement price and (vii) for Sugar, the official settlement price per pound of sugar cane of the first nearby month futures contract, provided that if such date is within 14 calendar days of the last trading day of the first nearby month futures contract, the Calculation Agent shall look to the second nearby month futures contract official settlement price, in each case as stated in U.S. dollars, except for Soybeans, Sugar and Wheat, which are stated in U.S. cents, and, in each case as determined, made public or disseminated, as applicable, by the Relevant Exchange on such date.

Initial Basket Commodity Price	For each Basket Commodity, the Basket Commodity Price on the Pricing Date as set out under “—Basket—Initial Basket Commodity Price.”

Final Average Basket
Commodity Price	For each Basket Commodity, the arithmetic average of the relevant Basket Commodity Prices for such Basket Commodity on each Averaging Date.

Averaging Dates
With respect to each Basket Commodity separately, each Trading Day during the period from and including November 7, 2011 through and including December 6, 2011, subject to adjustment for non-Trading Days and Market Disruption Events as described in the following paragraphs.

For each Basket Commodity separately, if any scheduled Averaging Date is not a Trading Day or if a Market Disruption Event occurs on that date with respect to such Basket Commodity, the Basket Commodity Price for such Basket Commodity for that Averaging Date will be, subject to the succeeding paragraph below, the relevant price of such Basket Commodity on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event with respect to a Basket Commodity has occurred on each of the three consecutive Trading Days immediately succeeding the scheduled final Averaging Date, the Calculation Agent will determine such Basket Commodity’s price for that final Averaging Date on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the relevant price will be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, the relevant price will be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Relevant Exchange
Relevant Exchange means, with respect to a Basket Commodity:

(a) for WTI crude oil and natural gas, the New York Mercantile Exchange,

(b) for Soybeans and Wheat, the Chicago Mercantile Exchange,

(c) for aluminum, nickel and copper, the London Metal Exchange,

(d) for gold, the London Bullion Market Association,

(e) for platinum, the London Platinum and Palladium Market, and

(f) for sugar, the New York Board of Trade,

or, if such Relevant Exchange is no longer the principal exchange or trading market for such Basket Commodity, such exchange or principal trading market for such Basket Commodity which serves as the source of prices for such Basket Commodity and any principal exchanges where options or futures contracts on such commodities are traded.

Reuters, Bloomberg and various other third party sources may report prices of the Basket Commodities.  If any such reported price for any Basket Commodity differs from that as determined by the Relevant Exchange, the price as determined by the Relevant Exchange will prevail.

Further, if any initial price as finally determined by the Relevant Exchange differs from any initial price specified in this pricing supplement, we will include the definitive initial price in an amended pricing supplement.

Trading Day
In respect of each Basket Commodity, a day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange for such Basket Commodity is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Market Disruption Event
Market Disruption Event means, with respect to any Basket Commodity, any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption, Tax Disruption, Material Change in Formula or Material Change in Content.

A Market Disruption Event with respect to one or more of the Basket Commodities will not constitute a Market Disruption Event for any other Basket Commodity.

Price Source Disruption
Price Source Disruption means with respect to any Basket Commodity, the temporary or permanent failure of any Relevant Exchange to announce or publish the relevant price specified in this pricing supplement for the relevant Basket Commodity.

Trading Disruption
Trading Disruption means with respect to a Basket Commodity, the material suspension of, or material limitation imposed on, trading in a Basket Commodity or futures contracts related to such Basket Commodity on the Relevant Exchange for such Basket Commodity.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means with respect to any Basket Commodity, either (i) the failure of trading to commence, or the permanent discontinuance of trading, in such Basket Commodity or futures contracts related to such Basket Commodity on the Relevant Exchange for such Basket Commodity or (ii) the disappearance of, or of trading in, the relevant Basket Commodity.

Material Change in Formula
Material Change in Formula means, with respect to a Basket Commodity, the occurrence since the Pricing Date, of a material change in the formula for, or the method of calculating, the price of such Basket Commodity.

Material Change in Content	Material Change in Content means, with respect to a Basket Commodity, the occurrence since the Pricing Date, of a material change in the content, composition or constitution of such Basket Commodity.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a Basket Commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the price on any day that would otherwise be one of the Averaging Dates from what it would have been without that imposition, change or removal.

Book Entry Note or
Certificated Note
Book Entry.  The Trigger PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Trigger PLUS.  Your beneficial interest in the Trigger PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Trigger PLUS, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “The Depositary” in the accompanying prospectus supplement and “Form of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley and Co. Incorporated (“MS & Co.”)

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Trigger PLUS will have occurred and be continuing, the amount declared due and payable per Trigger PLUS upon any acceleration of the Trigger PLUS (the “Acceleration Amount”) will be determined by the Calculation Agent and will be an amount in cash equal to the Payment at Maturity calculated as though the Basket Commodity Prices of the Basket Commodities for any Averaging Date(s) scheduled to occur on or after such date of acceleration were the Basket Commodity Prices of such Basket Commodities on such date of acceleration.

If the maturity of the Trigger PLUS is accelerated because of an event of default as described above, we will, or will cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Trigger PLUS as promptly as possible and in no event later than two Business Days after the date of acceleration.

Calculation Agent	Morgan Stanley Capital Services Inc. (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one billionth, with five ten-billionths rounded upward (e.g., .8765432105 would be rounded to .876543211); all dollar amounts related to determination of the amount of cash payable per Trigger PLUS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Trigger PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Trigger PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Basket Commodity Prices, the Basket Percent Increase or the Basket Performance Factor and the Payment at Maturity, or whether a Market Disruption Event has occurred.  See “—Market Disruption Event” above.  MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Graph
The following graph sets forth the historical performance of the Basket (assuming that each of the Basket Commodities is weighted as described in “—Basket” above).  The graph covers the period from January 1, 2002 through December 5, 2007 and illustrates the effect of the offset and/or correlation among the Basket Commodities during such period.  The graph does not take into account the Leverage Factor, nor does it attempt to show your expected return on an investment in the Trigger PLUS.  The historical performance of the Basket and the Basket Commodities should not be taken as an indication of their future performance.

Historical Basket Performance January 1, 2002 through December 5, 2007

Historical Information
The following tables set forth the published high, low and end of quarter prices for each of the Basket Commodities for each calendar quarter from January 1, 2002 to December 5, 2007.  The graphs following each Basket Commodity’s table set forth the historical performance of each respective Basket Commodity for the same period.  The prices on December 5, 2007 were, (i) in the case of Copper, $6,551.00, (ii) in the case of Soybeans, 1,099.50¢, (iii) in the case of Sugar, 9.85¢, (iv) in the case of Aluminum, $2,403.50, (v) in the case of Natural Gas, $7.185, (vi) in the case of Nickel, $25,600.00, (vii) in the case of WTI crude oil, $87.49, (viii) in the case of Gold, $793.00, (ix) in the case of Platinum, $1,468.00, and (x) in the case of Wheat, 885.00¢.  We obtained the information in the tables and graphs from Bloomberg Financial Markets, without independent verification.  The historical performance of the Basket Commodities should not be taken as an indication of future performance.  We cannot give you any assurance that the Basket Percent Increase at maturity will be greater than zero so that you will receive a payment in excess of the stated principal amount of the Trigger PLUS.  Because your return is linked to the performance of the Basket at maturity, there is no guaranteed return of principal.

If the Basket Performance Factor at maturity is less than or equal to 75%, you will lose at least 25% on your investment.

Copper Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. dollars)
Copper	High	Low	Period End
2002
First Quarter	1,650.50	1,421.00	1,623.00
Second Quarter	1,689.50	1,551.00	1,654.00
Third Quarter	1,667.50	1,434.50	1,434.50
Fourth Quarter	1,649.50	1,429.00	1,536.00
2003
First Quarter	1,728.00	1,544.50	1,587.50
Second Quarter	1,711.50	1,564.00	1,644.00
Third Quarter	1,824.50	1,638.00	1,794.00
Fourth Quarter	2,321.00	1,790.50	2,321.00
2004
First Quarter	3,105.50	2,337.00	3,067.50
Second Quarter	3,170.00	2,554.00	2,664.50
Third Quarter	3,140.00	2,700.00	3,140.00
Fourth Quarter	3,287.00	2,835.00	3,279.50
2005
First Quarter	3,424.50	3,072.00	3,408.00
Second Quarter	3,670.00	3,113.00	3,597.00
Third Quarter	3,978.00	3,444.00	3,949.00
Fourth Quarter	4,650.00	3,905.00	4,584.50
2006
First Quarter	5,527.50	4,537.00	5,527.50
Second Quarter	8,788.00	5,561.00	7,501.00
Third Quarter	8,233.00	7,230.00	7,601.00
Fourth Quarter	7,740.00	6,290.00	6,290.00
2007
First Quarter	6,940.00	5,225.50	6,940.00
Second Quarter	8,225.00	6,916.00	7,650.00
Third Quarter	8,210.00	6,960.00	8,165.00
Fourth Quarter (through December 5, 2007)	8,301.00	6,492.00	6,551.00

Copper

Soybeans Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. cents)
Soybeans	High	Low	Period End
2002
First Quarter	476.25	418.00	476.25
Second Quarter	536.50	456.50	536.50
Third Quarter	602.00	534.75	545.75
Fourth Quarter	580.50	523.50	569.50
2003
First Quarter	589.50	549.00	574.50
Second Quarter	648.75	573.75	621.25
Third Quarter	683.25	532.50	677.25
Fourth Quarter	800.00	678.00	789.00
2004
First Quarter	1,055.75	787.50	995.00
Second Quarter	1,053.50	806.00	893.00
Third Quarter	979.50	523.50	527.00
Fourth Quarter	561.25	502.00	547.75
2005
First Quarter	681.00	499.50	627.50
Second Quarter	744.50	603.75	651.75
Third Quarter	723.00	557.50	573.25
Fourth Quarter	613.00	554.00	602.00
2006
First Quarter	621.00	562.00	571.50
Second Quarter	609.00	555.25	594.75
Third Quarter	608.50	527.25	547.50
Fourth Quarter	688.00	542.50	683.50
2007
First Quarter	783.75	653.50	761.25
Second Quarter	855.25	709.75	850.00
Third Quarter	1,009.00	799.25	991.25
Fourth Quarter (through December 5, 2007)	1,103.75	925.50	1,099.50

Soybeans

Sugar Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. cents)
Sugar	High	Low	Period End
2002
First Quarter	8.03	5.78	5.93
Second Quarter	6.17	4.99	5.91
Third Quarter	7.12	5.16	6.89
Fourth Quarter	7.81	6.49	7.61
2003
First Quarter	9.07	7.40	7.68
Second Quarter	7.85	6.22	6.33
Third Quarter	7.35	5.86	6.20
Fourth Quarter	6.77	5.67	5.67
2004
First Quarter	7.15	5.36	6.40
Second Quarter	7.32	6.25	7.24
Third Quarter	8.50	7.38	8.50
Fourth Quarter	9.32	8.35	9.04
2005
First Quarter	9.30	8.42	8.70
Second Quarter	9.34	8.08	9.34
Third Quarter	11.13	9.16	10.95
Fourth Quarter	14.79	11.20	14.68
2006
First Quarter	19.30	14.18	17.90
Second Quarter	18.33	14.71	15.79
Third Quarter	17.16	9.75	10.85
Fourth Quarter	12.58	10.89	11.75
2007
First Quarter	11.51	9.85	9.88
Second Quarter	9.98	8.45	9.07
Third Quarter	10.33	9.09	9.56
Fourth Quarter (through December 5, 2007)	10.22	9.70	9.85

Sugar

Aluminum Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. dollars)
Aluminum	High	Low	Period End
2002	1,438.00	1,313.00	1,386.00
First Quarter	1,398.00	1,318.00	1,364.50
Second Quarter	1,370.00	1,279.00	1,280.50
Third Quarter	1,399.00	1,275.50	1,344.50
Fourth Quarter
2003	1,459.00	1,340.50	1,350.00
First Quarter	1,440.50	1,314.50	1,389.00
Second Quarter	1,505.00	1,378.00	1,407.50
Third Quarter	1,592.50	1,415.00	1,592.50
Fourth Quarter
2004	1,754.00	1,578.50	1,688.50
First Quarter	1,826.00	1,575.00	1,698.50
Second Quarter	1,823.00	1,647.00	1,823.00
Third Quarter	1,964.00	1,748.00	1,964.00
Fourth Quarter
2005	2,031.50	1,809.00	1,973.00
First Quarter	1,991.00	1,694.00	1,716.00
Second Quarter	1,909.00	1,675.00	1,857.00
Third Quarter	2,289.00	1,831.00	2,285.00
Fourth Quarter
2006	2,634.00	2,267.00	2,512.50
First Quarter	3,275.00	2,397.50	2,550.50
Second Quarter	2,614.00	2,367.50	2,572.00
Third Quarter	2,886.00	2,480.00	2,850.00
Fourth Quarter
2007	2,953.00	2,682.00	2,792.00
First Quarter	2,871.00	2,626.00	2,686.00
Second Quarter	1,438.00	1,313.00	1,386.00
Third Quarter	2,791.00	2,316.50	2,440.00
Fourth Quarter (through December 5, 2007)	2,582.00	2,335.50	2,403.50

Aluminum

Natural Gas Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. dollars)
Natural Gas	High	Low	Period End
2002
First Quarter	3.47	1.91	3.28
Second Quarter	3.86	3.06	3.25
Third Quarter	4.14	2.66	4.14
Fourth Quarter	5.34	3.72	4.79
2003
First Quarter	9.58	4.94	5.06
Second Quarter	6.52	4.92	5.41
Third Quarter	5.52	4.43	4.83
Fourth Quarter	7.22	4.46	6.19
2004
First Quarter	7.29	5.08	5.93
Second Quarter	6.71	5.51	6.16
Third Quarter	6.91	4.57	6.80
Fourth Quarter	8.75	6.15	6.15
2005
First Quarter	7.65	5.79	7.65
Second Quarter	7.75	6.12	6.98
Third Quarter	14.20	7.17	13.92
Fourth Quarter	15.38	11.02	11.23
2006
First Quarter	10.63	6.55	7.21
Second Quarter	8.19	5.89	6.10
Third Quarter	8.21	4.20	5.62
Fourth Quarter	8.87	5.64	6.30
2007
First Quarter	7.87	6.16	7.73
Second Quarter	8.19	6.66	6.77
Third Quarter	7.01	5.38	6.87
Fourth Quarter (through December 5, 2007)	8.6370	6.7610	7.185

Natural Gas

Nickel Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. dollars)
Nickel	High	Low	Period End
2002	6,860.00	5,625.00	6,710.00
First Quarter	7,440.00	6,495.00	7,080.00
Second Quarter	7,725.00	6,305.00	6,450.00
Third Quarter	7,565.00	6,445.00	7,100.00
Fourth Quarter
2003	9,105.00	7,210.00	7,940.00
First Quarter	9,550.00	7,710.00	8,395.00
Second Quarter	10,325.00	8,330.00	10,220.00
Third Quarter	16,670.00	10,250.00	16,650.00
Fourth Quarter
2004	17,770.00	12,200.00	13,885.00
First Quarter	15,330.00	10,530.00	14,990.00
Second Quarter	15,980.00	12,050.00	15,100.00
Third Quarter	16,595.00	12,685.00	15,205.00
Fourth Quarter
2005	16,565.00	14,035.00	16,250.00
First Quarter	17,750.00	14,520.00	14,700.00
Second Quarter	15,600.00	13,410.00	13,600.00
Third Quarter	14,120.00	11,500.00	13,380.00
Fourth Quarter
2006	15,340.00	13,505.00	15,340.00
First Quarter	23,100.00	15,600.00	22,275.00
Second Quarter	34,750.00	22,690.00	31,500.00
Third Quarter	35,455.00	29,995.00	34,205.00
Fourth Quarter
2007
First Quarter	50,345.00	32,900.00	45,500.00
Second Quarter	54,200.00	35,850.00	35,850.00
Third Quarter	36,950.00	25,055.00	31,050.00
Fourth Quarter (through December 5, 2007)	33,655.00	25,595.00	25,600.00

Nickel

WTI Crude Oil Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. dollars)
WTI Crude Oil	High	Low	Period End
2002
First Quarter	26.31	17.97	26.31
Second Quarter	29.36	23.47	26.86
Third Quarter	30.77	26.07	30.45
Fourth Quarter	32.72	25.19	31.20
2003
First Quarter	37.83	26.91	31.04
Second Quarter	32.36	25.24	30.19
Third Quarter	32.39	26.96	29.20
Fourth Quarter	33.71	28.47	32.52
2004
First Quarter	38.18	32.48	35.76
Second Quarter	42.33	34.27	37.05
Third Quarter	49.90	38.39	49.64
Fourth Quarter	55.17	40.71	43.45
2005
First Quarter	56.72	42.12	55.40
Second Quarter	60.54	46.80	56.50
Third Quarter	69.81	56.72	66.24
Fourth Quarter	65.47	56.14	61.04
2006
First Quarter	68.35	57.65	66.63
Second Quarter	75.17	66.23	73.93
Third Quarter	77.03	60.46	62.91
Fourth Quarter	63.72	55.81	61.05
2007
First Quarter	66.03	50.48	65.87
Second Quarter	70.68	61.47	70.68
Third Quarter	83.32	69.26	81.66
Fourth Quarter (through December 5, 2007)	98.18	79.02	87.49

WTI Crude Oil

Gold Historical High, Low and Period End Official Afternoon Fixing Prices January 1, 2002 through December 5, 2007 (stated in U.S. dollars)
Gold	High	Low	Period End
2002
First Quarter	304.30	277.75	301.40
Second Quarter	327.05	297.75	318.50
Third Quarter	326.30	302.25	323.70
Fourth Quarter	349.30	310.75	347.20
2003
First Quarter	382.10	329.45	334.85
Second Quarter	371.40	319.90	346.00
Third Quarter	390.70	342.50	388.00
Fourth Quarter	416.25	370.25	416.25
2004
First Quarter	425.50	390.50	423.70
Second Quarter	427.25	375.00	395.80
Third Quarter	415.65	387.30	415.65
Fourth Quarter	454.20	411.25	435.60
2005
First Quarter	443.70	411.10	427.50
Second Quarter	440.55	414.45	437.10
Third Quarter	473.25	418.35	473.25
Fourth Quarter	536.50	456.50	513.00
2006
First Quarter	584.00	524.75	582.00
Second Quarter	725.00	567.00	613.50
Third Quarter	663.25	573.60	599.25
Fourth Quarter	648.75	560.75	632.00
2007
First Quarter	685.75	608.40	661.75
Second Quarter	691.40	642.10	650.50
Third Quarter	743.00	648.75	743.00
Fourth Quarter (through December 5, 2007)	841.10	725.50	793.00

Gold

Platinum Historical High, Low and Period End Official Afternoon Fixing Prices for Delivery In Zurich January 1, 2002 through December 5, 2007 (stated in U.S. dollars)
Platinum	High	Low	Period End
2002
First Quarter	524.00	453.00	516.00
Second Quarter	565.00	519.50	545.00
Third Quarter	574.00	520.00	563.00
Fourth Quarter	607.00	557.00	598.00
2003
First Quarter	704.00	603.00	642.00
Second Quarter	685.00	603.00	667.00
Third Quarter	714.00	665.00	710.00
Fourth Quarter	840.00	710.00	813.00
2004
First Quarter	917.00	815.50	903.00
Second Quarter	936.00	767.00	793.00
Third Quarter	885.00	776.00	854.00
Fourth Quarter	884.00	821.50	859.00
2005
First Quarter	883.00	844.00	864.00
Second Quarter	897.00	853.00	884.00
Third Quarter	930.00	860.00	929.00
Fourth Quarter	1,012.00	914.00	965.00
2006
First Quarter	1,084.00	982.00	1,076.00
Second Quarter	1,331.00	1,070.00	1,226.00
Third Quarter	1,268.00	1,127.00	1,140.00
Fourth Quarter	1,355.00	1,053.00	1,118.00
2007
First Quarter	1,248.00	1,118.00	1,244.00
Second Quarter	1,329.00	1,235.00	1,273.00
Third Quarter	1,377.00	1,240.00	1,377.00
Fourth Quarter (through December 5, 2007)	1,475.00	1,353.00	1,468.00

Platinum

Wheat Historical High, Low and Period End Settlement Prices January 1, 2002 through December 5, 2007 (stated in U.S. cents)
	High	Low	Period End
2002
First Quarter	308.25	267.25	285.00
Second Quarter	307.00	256.00	307.00
Third Quarter	416.00	313.00	396.50
Fourth Quarter	415.75	325.00	325.00
2003
First Quarter	337.00	279.25	286.75
Second Quarter	338.75	275.50	301.75
Third Quarter	383.50	298.25	360.25
Fourth Quarter	405.75	325.50	377.00
2004
First Quarter	422.75	355.00	408.00
Second Quarter	416.50	337.50	338.00
Third Quarter	341.00	299.50	306.75
Fourth Quarter	322.25	283.50	307.50
2005
First Quarter	368.00	287.75	331.00
Second Quarter	339.50	296.50	321.50
Third Quarter	352.25	301.50	346.25
Fourth Quarter	348.75	293.00	339.25
2006
First Quarter	376.00	322.50	347.75
Second Quarter	426.25	342.00	371.50
Third Quarter	445.50	359.75	443.00
Fourth Quarter	542.50	439.50	501.00
2007
First Quarter	489.50	438.00	438.00
Second Quarter	609.00	419.00	582.00
Third Quarter	939.00	569.50	939.00
Fourth Quarter (through December 5, 2007)	952.50	748.00	885.00

Wheat

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Trigger PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the Trigger PLUS.  The original issue price of the Trigger PLUS includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Trigger PLUS and the cost of hedging our obligations under the Trigger PLUS.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Trigger PLUS by taking positions in the Basket Commodities, futures or options contracts on the Basket Commodities listed on major securities markets. Such purchase activity could have increased the prices of the Basket Commodities, and, therefore, increased the prices at which the Basket Commodities must close on the Averaging Dates before you will receive at maturity a payment that exceeds the stated principal amount of the Trigger PLUS.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Trigger PLUS by purchasing and selling the Basket Commodities, futures or options contracts on the Basket Commodities listed on major securities markets or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on the Averaging Dates.  We cannot give any assurance that our hedging activities will not affect the price of the Basket Commodities and, therefore, adversely affect the value of the Trigger PLUS or the payment you will receive at maturity.

Supplemental Information
Concerning Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Trigger PLUS set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the Trigger PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement.  The Agent may allow a concession not in excess of $20 per Trigger PLUS to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG.

We expect to deliver the Trigger PLUS against payment therefor in New York, New York on December 12, 2007, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Trigger PLUS.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Trigger PLUS on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Trigger PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Trigger PLUS.  Specifically, the Agent may sell more Trigger PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the Trigger PLUS, for its own account.  The Agent must close out any naked short position by purchasing the Trigger PLUS in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Trigger PLUS in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, Trigger PLUS or its component commodities in the open market to stabilize the price of the Trigger PLUS.  Any of these activities may raise or maintain the market price of the Trigger PLUS above independent market levels or prevent or retard a decline in the market price of the Trigger PLUS.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Trigger PLUS.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Trigger PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Trigger PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Trigger PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Trigger PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Trigger PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Trigger PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Trigger PLUS.  We will not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Trigger PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Trigger PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Trigger PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Trigger PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Trigger PLUS to the public in Hong Kong as the Trigger PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Trigger PLUS, whether in Hong Kong or elsewhere, will be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Trigger PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Trigger PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Trigger PLUS nor make the Trigger PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Trigger PLUS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the Trigger PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

ERISA Matters for Pension Plans
and Insurance Companies
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Trigger PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Trigger PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Trigger PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Trigger PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so-called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the Trigger PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Trigger PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Trigger PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Trigger PLUS on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Trigger PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Trigger PLUS have exclusive responsibility for ensuring that their purchase, holding and disposition of the Trigger PLUS do not violate the prohibited transaction rules of ERISA or the Code or similar regulations applicable to governmental or church plans, as described above.  The sale of any Trigger PLUS to any Plan investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that such an investment is appropriate for Plan investors generally or any particular Plan investor.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Trigger PLUS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Trigger PLUS.  This discussion only applies to initial investors in the Trigger PLUS who:

•      purchase the Trigger PLUS at their “issue price”; and

•      will hold the Trigger PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•      certain financial institutions;

•      insurance companies;

•      dealers in securities, commodities, or foreign currencies;

•      investors holding the Trigger PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who hold the Trigger PLUS as part of a constructive sale transaction;

•      U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

•      partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•      regulated investment companies;

•      real estate investment trusts;

•      tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•      persons subject to the alternative minimum tax;

•      nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or

•      Non-U.S. Holders, as defined below, for whom income or gain in respect of the Trigger PLUS is effectively connected with the conduct of a trade or business in the United States.

As the law applicable to the U.S. federal income taxation of instruments such as the Trigger PLUS is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Trigger PLUS are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

The Trigger PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Trigger PLUS or instruments that are similar to the Trigger PLUS for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Trigger PLUS (including alternative characterizations of the Trigger PLUS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of the Trigger PLUS described above.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a Trigger PLUS that is, for U.S. federal income tax purposes:

•      a citizen or resident of the United States;

•      a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

•      an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Trigger PLUS

Assuming the characterization of the Trigger PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Trigger PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis.  A U.S. Holder’s tax basis in the Trigger PLUS should equal the amount paid by the U.S. Holder to acquire the Trigger PLUS.

Sale, Exchange or Settlement of the Trigger PLUS.  Upon a sale or exchange of the Trigger PLUS, or upon settlement of the Trigger PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Trigger PLUS sold, exchanged, or settled.  Any capital gain or loss recognized upon sale, exchange or settlement of a Trigger PLUS should be long-term capital gain or loss if the U.S. Holder has held the Trigger PLUS for more than one year at such time.

Possible Alternative Tax Treatments of an Investment in the Trigger PLUS

Due to the absence of authorities that directly address the proper characterization and treatment of the Trigger PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Trigger PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Trigger PLUS, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount on the Trigger PLUS every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the Trigger PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the Trigger PLUS, other alternative federal income tax characterizations or treatments of the Trigger PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Trigger PLUS.  It is possible, for example, that a Trigger PLUS could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis.  Accordingly, prospective investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the Trigger PLUS.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the Trigger PLUS and the proceeds from a sale or other disposition of the Trigger PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section only applies to you if you are a Non-U.S. Holder.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Trigger PLUS that is, for U.S. federal income tax purposes.

• an individual who is classified as a nonresident alien; • a foreign corporation; or • a foreign trust or estate.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes.  Such holder is urged to consult his or her own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Trigger PLUS.

Tax Treatment upon Sale, Exchange or Settlement of a PLUS

In general.  Assuming the characterization of the Trigger PLUS as set forth above is respected, a Non-U.S. Holder of the Trigger PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Trigger PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Trigger PLUS would not be subject to U.S. federal withholding tax, provided that:

•      the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•      the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•      the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•      the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Trigger PLUS (or a financial institution holding the Trigger PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Trigger PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Trigger PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Trigger PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a Trigger PLUS ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.